Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267328

Prospectus Supplement No. 8

(to Prospectus dated August 7, 2023)

555,555 Common Shares Issuable Upon

Exercise of Warrants

XORTX THERAPEUTICS INC.

This Prospectus Supplement No. 8 (this “Prospectus Supplement”) amends and supplements the Prospectus dated August 7, 2023 (the “Prospectus”) of XORTX Therapeutics Inc. (the “Company”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-267328). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the offer by us of 555,555 common shares issuable upon exercise of 555,555 common share purchase warrants (the “Warrants”). The Warrants have an exercise price of $5.00 and expire five years from the original date of issuance (October 7, 2027).

This Prospectus Supplement should be read in conjunction with the Prospectus, as it has been further supplemented, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our common shares are currently traded under the symbol “XRTX” on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Capital Market (“Nasdaq”). On July 11, 2024, the last reported sale price of our common shares on the TSXV was CAD$2.19 per common share and on the Nasdaq was $1.61 per common share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus before you decide whether to invest in our securities.

Neither the Securities and Exchange Commission, Canadian securities commission nor any domestic or international securities body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 12, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40858

XORTX Therapeutics Inc.

3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX THERAPEUTICS INC.
(Registrant)

Date:	June 28, 2024	By:	/s/ Allen Davidoff
		Name:	Allen Davidoff
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Form 51-102F6 – Statement of Executive Compensation for the year ended December 31, 2023

Exhibit 99.1

XORTX THERAPEUTICS INC.
(the “Company”)
3710 – 33rd Street NW
Calgary, Alberta T2L 2M1
(403) 455-7727

Form 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

FOR THE YEAR ENDED DECEMBER 31, 2023

DATED EFFECTIVE JUNE 28, 2024

The following Compensation Discussion and Analysis is intended to provide information about the Company’s philosophy, objectives and processes regarding compensation for the executive officers of the Company. It explains how decisions regarding executive compensation are made and the reasoning behind these decisions.

Compensation Philosophy and Objectives of Compensation Programs

Introduction

The following section describes the significant elements of the Company’s executive and director compensation program. The Named Executive Officers for the year ended December 31, 2023 include Allen Davidoff, CEO, James Fairbairn, CFO, Amar Keshri, former CFO, Stacy Evans, CBO and Stephen Haworth, CMO.

Overview

Compensation Philosophy

The goal of our compensation program is to attract, retain and motivate our employees and executives. The Board and our Compensation Committee are responsible for setting our executive compensation and establishing corporate performance objectives. In considering executive compensation, the Board strives to ensure that our total compensation is competitive within the industry in which we operate and supports our overall strategy and corporate objectives. The combination of base salary, annual incentives and long-term incentives that we provide our executive officers is designed to accomplish this. The Compensation Committee considers the implications of the risks associated with our compensation policies and practices. Named Executive Officers and directors are not permitted to engage in the short selling of, or sell call options or buy put options in respect of, the securities of the Company except as may be permitted under the provisions of the British Columbia Business Corporations Act (the “BCBCA”) and applicable securities laws.

Components of Compensation Package

Compensation for the executive officers is composed primarily of three components: base compensation, performance bonuses and the granting of Options.

Determining Compensation

Our Board is responsible for ensuring that the Company has in place an appropriate plan for executive compensation ensuring that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company’s compensation philosophy and in line with industry practice.

Our Board and Compensation Committee review the performance of the executive officers and consider a variety of factors, when determining compensation levels. These factors, which are informally discussed by the Board and Compensation Committee, include the long-term interests of the Company and its Shareholders, the financial and operating performance and objectives of the Company and each executive officer’s individual performance, contribution towards meeting corporate objectives, responsibilities and length of service. Our Board believes that the compensation arrangements for the Company’s executive officers are commensurate with the executive officer’s position, experience and performance. The directors and Compensation Committee of the Company will continue to review compensation philosophy to ensure that the Company is competitive and that compensation is consistent with the performance of the Company.

Risk-Management Implications

The Compensation Committee exercises discretion in relation to compensation and the allocation of ‘at-risk’ compensation (being cash bonuses and securities-based compensation), to encourage and reward performance that advances the Company’s strategic objectives while mitigating the Company’s exposure to business and financial risks including those identified in the Company’s Annual Information Form and Management’s Discussion and Analysis. The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth. The following aspects of the Company’s executive compensation program are designed to encourage practices and activities that should enhance long-term value and sustainable growth and limit incentives that could encourage inappropriate or excessive risk-taking:

•	an annual cash bonus target, determined as a percentage of an executive’s annual salary, that may be earned in a calendar year;
•	staged vesting over a three year period of Options granted to executives with a maximum of one-third vesting per annum; and

The Compensation Committee regularly considers risks associated with the Company’s compensation policies and practices. The Compensation Committee has not identified compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Mix

The Company compensates its executive officers through base salary, cash bonuses, the award of Options under the Company’s Option Plan at levels which the Compensation Committee believes are reasonable in light of the performance of the Company under the leadership of the executive officers. The objective of the compensation program is to provide a combination of short, medium and long term incentives that reward performance and also are designed to achieve retention of high-quality executives.

The following table provides an overview of the elements of the Company’s compensation program.

Compensation Element	Award Type	Objective	Key Features
Base Salary	Salary	Provides a fixed level of regularly paid cash compensation for performing day-to-day executive level responsibilities.	Recognizes each officer’s unique value and historical contribution to the success of the Company in light of salary norms in the industry and the general marketplace.
Annual Cash Bonuses	Annual non-equity incentive plan	Motivates executive officers to achieve key corporate objectives by rewarding the achievement of these objectives.	Discretionary cash payments recommended to the Board by the Compensation Committee based upon contribution to the achievement of corporate objectives and individual performance.
Long-Term Incentives	Option- based awards	Long-term, equity-based, incentive compensation that rewards long-term performance by allowing executive officers to participate in the long-term appreciation of the Company’s Common Shares. The Compensation Committee believes that the granting of Options is required in order for the Company to be competitive with its peers from a total remuneration standpoint and to encourage executive officer retention.	Annual and special incentive stock option awards granted as determined by the Board, typically based on recommendations from the Compensation Committee. Options are granted at market price, generally vest equally over 36 months and have a term of five years.

The Named Executive Officers are also eligible to participate in the same benefits offered to all full-time employees. The Company does not view these benefits as a significant element of its compensation structure but does believe that they can be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment.

Assessment of Compensation

In determining appropriate levels of executive compensation, the Compensation Committee utilizes publicly available compensation surveys and information contained within annual proxy circulars. The Compensation Committee also takes into account recommendations made by the Chief Executive Officer in respect of the Named Executive Officers (other than himself). In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purposes of establishing compensation levels relative to any predetermined point. In the Compensation Committee’s view, external and third-party survey data provides an insight into external competitiveness, but is not an appropriate single basis for establishing compensation levels. This is primarily due to the differences in the size, scope and location of operations of comparable corporations and the lack of sufficient appropriate matches to provide statistical relevance.

Salary: Base salary is intended to compensate core competences in the executive role relative to skills, experience and contribution to the Company. Base salary provides fixed compensation determined by reference to competitive market information. The Compensation Committee believes that salaries should be competitive and, as such, should provide the executive officers with an appropriate compensation that reflects their level of responsibility, industry experience, individual performance and contribution to the growth of the Company. The 2023 base salaries of the Named Executive Officers of the Company disclosed in the “Summary Compensation Table”, were established primarily on this basis.

Annual Cash Bonuses: Bonuses are paid at the discretion of the Board on recommendation of the Compensation Committee, based upon the performance of the individual, achievement of corporate objectives and the individual executive’s contribution thereto. Bonuses awarded by the Compensation Committee are intended to be competitive with the market while rewarding executive officers for meeting qualitative goals, including delivering near-term financial and operating results, developing long-term growth prospects, improving the efficiency and effectiveness of business operations and building a culture of teamwork focused on creating long-term shareholder value. Consistent with the flexible nature of the annual bonus program, the Compensation Committee determines on an annual basis the goals of management and the weighting of such goals in determining annual bonuses. The Board can exercise discretion to award compensation absent attainment of a pre-determined performance goal, or to reduce or increase the size of a bonus award. To date, the Board has not exercised its discretion to award a bonus absent attainment of applicable performance goals. The Compensation Committee considers not only the Company’s performance during the year with respect to the qualitative goals, but also with respect to market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances. In sum, the Compensation Committee analyzes the total mix of available information on a qualitative, rather than quantitative, basis in making bonus determinations. Target bonuses for Named Executive Officers may be exceeded if an executive officer is instrumental in the achievement of favourable milestones in addition to pre-determined objectives, and in circumstances where an executive’s individual commitment and performance is exceptional.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Compensation Committee reviews the achievement of the Company's objectives set at the beginning of the year, and assesses each element contained in the corporate objectives. During the 2023 fiscal year 20% of the key goals were met. The Company’s key goals for the year ended December 31, 2023 included the following components: (1) financing goals (15% weighting); (2) share price performance (15% weighting); (3) regulatory advancements (40% weighting – partially achieved); and (4) strategic relationship advancements (30% weighting).

Long-Term Incentives: The allocation of Options, and the terms thereof, are integral components of the compensation package of the executive officers of the Company. The Company’s Option Plan is in place for the purpose of providing equity-based compensation to its officers, employees and consultants. The Compensation Committee believes that the grant of Options to the executive officers serve to motivate achievement of the Company’s long-term strategic objectives and the result will benefit all shareholders of the Company. Options are awarded to employees of the Company (including the directors and Named Executive Officers) by the Board based in part upon the recommendation of the Compensation Committee, which bases its recommendations in part upon recommendations of the Chief Executive Officer relative to the level of responsibility and contribution of the individuals toward the Company’s goals and objectives.

To date, Options granted to Named Executive Officers vest equally over 36 months. The Compensation Committee exercises its discretion to adjust the number of Options awarded based upon its assessment of individual and corporate performance and the anticipated future hiring requirements of the Company. Also, the Compensation Committee considers the overall number of Options that are outstanding relative to the number of outstanding Common Shares of the Company and the overall number of Options held by each individual optionee relative to the number of Options that are available under the Option Plan in determining whether to make any new grants of Options and the size of such grants. The granting of specific Options to Named Executive Officers are generally reviewed by the Compensation Committee for recommendation to the Board for final approval.

Performance Analysis

The following graph compares the yearly change in the cumulative total shareholder return since January 11, 2018, being the first trading date following the closing of the Company’s reverse take-over and acquisition of all of the issued and outstanding shares of XORTX Pharma Corp. to form XORTX, assuming an investment of C$100 was made on January 11, 2018 in the Common Shares, with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSXV Pharmaceuticals, Biotechnology and Life Sciences Index for the comparable period.

	Jan 11 2018	Dec 31 2018	Dec 31 2019	Dec 31 2020	Dec 31 2021	Dec 31 2022	Dec 31 2023
XORTX Therapeutics Inc.	100	36.11	44.44	40.28	59.15	26.50	7.62
S&P / TSX Composite Total Return Index	100	90.63	111.37	117.60	147.11	138.52	154.79
S&P/TSXV Pharmaceuticals, Biotechnology and Life Sciences Index	100	55.76	39.83	30.67	26.70	15.00	14.06

The Compensation Committee reviews and recommends to the Board the remuneration of the Company’s Named Executive Officers. The Compensation Committee’s recommendations are based on a number of factors, including the Company’s performance as measured by the advancement of business objectives, which performance is not necessarily reflected in the trading price of the Common Shares on the TSXV and Nasdaq. The trading price of the Common Shares on the TSXV and Nasdaq is subject to fluctuation based on a number of factors, many of which are outside the control of the Company. These include, but are not limited to, conditions affecting the technology and life sciences markets, global economic conditions, fluctuations and volatility in foreign exchange rates, changes in government and legislation, and other factors, some of which are disclosed and discussed under the heading “Risks Related to the Business” in the Company’s most recently filed annual and interim Management’s Discussion and Analysis and under the heading “Risk Factors” in the most recently filed Annual Information Form of the Company, all of which are available for viewing under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Compensation Governance

The Company’s executive compensation program is administered by the Compensation Committee, which is comprised solely of independent directors. During the fiscal year ended December 31, 2023, the Compensation Committee was comprised of Messrs. Ian Klassen (Chair), William Farley and Paul Van Damme. As at the date of this Management Information Circular, the Compensation Committee is comprised of Messrs. Patrick Treanor (Chair), William Farley and Abigail Jenkins. Each member of the Compensation Committee is independent, as defined by applicable securities legislation, and is experienced in dealing with compensation matters by virtue of having previously held senior executive or similar positions requiring such individuals to be directly involved in establishing compensation philosophy and policies and in determining overall compensation of executives.

As part of its mandate, the Compensation Committee reviews and recommends to the Board the remuneration of the Company’s senior executive officers. The Compensation Committee is also responsible for reviewing the Company’s compensation policies and guidelines generally. During 2023, the Compensation Committee held three formal meetings and additional informal meetings to address compensation matters including matters relating to hiring decisions and option awards.

The Compensation Committee has a written mandate that sets out the Compensation Committee’s structure, operations, and responsibilities. Among other things, the mandate requires the Board to appoint to the Compensation Committee three or more directors who meet the independence and experience requirements of applicable securities laws and stock exchange policies, as determined by the Board. The chair of the Compensation Committee may be designated by the Board or, if it does not do so, the members of the Compensation Committee may elect a chair by majority vote. Decisions at Committee meetings are decided by a majority of votes cast. The mandate also grants the Compensation Committee access to officers, employees and information of the Company and the authority to engage independent counsel and advisors as it deems necessary to perform its duties and responsibilities. The mandate of the Compensation Committee is available on the Company’s website at https://www.xortx.com/investors/corporate-governance.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of the following individuals (each, a “Named Executive Officer” or “NEO”):

(a)	each individual who acted as CEO or CFO for all or any portion of the most recently completed financial year;

(b)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), whose total compensation was, individually, more than $150,000 for the most recently completed financial year; and

(c)	any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

The following table presents the compensation awarded to, earned by or paid to each Named Executive Officers for the years ended December 31, 2023, 2022 and 2021 after giving effect to the Share Consolidation. The Company does not have compensation in the form of share-based awards (other than Options), non-equity incentive plan compensation or non-qualified deferred compensation.

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option- Based Awards (1)(2) ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation(4) ($)	Total Compensation ($)
					Annual Incentive Plans(3) ($)	Long-Term Incentive Plans ($)
Allen Davidoff (5) President and Chief Executive Officer	2023	337,794	Nil	40,642	48,150	Nil	Nil	Nil	426,586
	2022	369,494	Nil	61,834	Nil	Nil	Nil	3,512	434,840
	2021	176,878	Nil	8,879	19,840	Nil	Nil	Nil	205,597
James Fairbairn (6) Chief Financial Officer	2023	76,201	Nil	Nil	Nil	Nil	Nil	Nil	76,201
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	46,962	Nil	3,304	Nil	Nil	Nil	Nil	50,266
Amar Keshri (7) Former Chief Financial Officer	2023	80,016	Nil	9,196	Nil	Nil	Nil	Nil	89,212
	2022	164,547	Nil	24,712	Nil	Nil	Nil	Nil	189,259
	2021	67,460	Nil	13,846	Nil	Nil	Nil	Nil	81,306
Stacy Evans (8) Chief Business Officer	2023	280,000	Nil	Nil	Nil	Nil	Nil	Nil	280,000
	2022	44,946	Nil	Nil	Nil	Nil	Nil	Nil	44,946
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stephen Haworth (9) Chief Medical Officer	2023	200,229	Nil	15,041	14,445	Nil	Nil	Nil	229,715
	2022	226,313	Nil	24,712	12,500	Nil	Nil	Nil	263,525
	2021	84,416	Nil	13,846	Nil	Nil	Nil	Nil	98,262
Notes:
(1)	Represents Options to purchase Common Shares of the Company, with each option upon exercise entitling the holder to acquire one Share. The grant date fair value has been calculated in accordance with Section 3870 of the CPA Canada Handbook. The value of option-based awards was determined using the Black-Scholes option pricing model. These Options were granted, and the Company’s Share trading price is reported in, Canadian dollars. All amounts above are in CDN$, calculated using the currency rates in effect on the date of grant.
(2)	The actual value of the Options granted to the Named Executive Officers will be determined based on the market price of the Common Shares at the time of exercise of such Options, which may be greater or less than grant date fair value reflected in the table above. See “Outstanding Share-Based and Option-Based Awards - Named Executive Officers”.
(3)	Annual Incentive Plan amounts represent discretionary cash bonuses earned in the year noted but paid in the following year. See “Compensation Discussion and Analysis”.
(4)	“Nil” indicates perquisites and other personal benefits did not exceed C$50,000 or 10 percent of the total of the annual salary of the Named Executive Officer during the reporting period. “All Other Compensation” includes perquisites and other benefits including vehicle allowance, parking, life insurance premiums and club membership fees.
(5)	Allen Davidoff was appointed as Chief Executive Officer on January 9, 2018. The amount included under Annual Incentive Plans for 2023 was awarded post December 31, 2023 and paid in fiscal 2024.
(6)	James Fairbairn was Chief Financial Officer for the period November 5, 2018 through July 14, 2021 and was re-appointed Chief Financial Officer with effect June 28, 2023.
(7)	Amar Keshri was Chief Financial Officer for the period July 14, 2021 until June 28, 2023.
(8)	Stacy Evans was appointed as Chief Business Officer on November 16, 2022.
(9)	Stephen Haworth was appointed as Chief Medical Officer on July 14, 2021. The amount included under Annual Incentive Plans for 2023 was awarded post December 31, 2023 and paid in fiscal 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information with respect to all outstanding Options granted under the Option Plan to the Named Executive Officers, as at December 31, 2023.

	Option-Based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Allen Davidoff	4,732 2,222 10,535	14.79 22.86 14.40	Jun 23, 2025 Jan 12, 2027 Jun 06, 2027	Nil	N/A	N/A	N/A
James Fairbairn	2,366	14.79	Jun 23, 2025	Nil	N/A	N/A	N/A
Stacy Evans	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Stephen Haworth	2,366 1,111 2,222	21.66 22.86 12.42	Jul 14, 2026 Jan 12, 2027 Nov 25, 2027	Nil	N/A	N/A	N/A

Notes:

(1)	Options granted to Named Executive Officers are typically subject to equal vesting over 36 months.
(2)	Calculated based on the closing price of the Company’s Common Shares of C$2.90 on December 31, 2023, the last trading day of the financial year and assumes 100% of the Options were vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Option Plan to the Named Executive Officers of the Company that vested during the financial year ended December 31, 2023 and bonuses awarded to Named Executive Officers, for the financial year ended December 31, 2023.

Name	Option-Based Awards - Value Vested During Year (1)(2) (US$)	Share-Based Awards - Value Vested During Year (US$)	Non-Equity Incentive Plan Compensation- Value Earned During Year (US$)
Allen Davidoff	N/A	N/A	48,150
James Fairbairn	N/A	N/A	Nil
Stacy Evans	N/A	N/A	Nil
Stephen Haworth	N/A	N/A	14,445

Notes:

(1)	This amount is the dollar value that would have been realized if the Options held by such individual had been exercised on the vesting date(s). This amount is computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the Options under the option-based award on the vesting date.
(2)	This amount is the dollar value realized computed by multiplying the number of Common Shares by the market value of the underlying Common Shares on the vesting date.

Pension Plan Benefits

The Company has not established a pension plan for the benefit of its executive officers that provides for payments or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company does not have any deferred compensation plans relating to a Named Executive Officer.

NEO Employment Agreements and Termination and Change of Control Benefits

NEO Employment Agreements

Allen Davidoff, CEO

The Company employs Dr. Allen Davidoff as the Company’s President and Chief Executive Officer at an annual salary of US$321,000, pursuant to an Employment Agreement dated January 1, 2018, between the Company and Dr. Allen Davidoff (the “Davidoff Agreement”). The Davidoff Agreement contains standard confidentiality and non-compete clauses and has an indefinite term. The Davidoff Agreement can be terminated by Dr. Davidoff or the Company by providing 30 days’ notice. In the case of the Company providing termination notice, Dr. Davidoff would receive the equivalent of six times his then current monthly salary in a lump sum payment if terminated prior to the first anniversary and if after the first anniversary, Dr. Davidoff is entitled to a lump sum payment of 12 times his then current monthly salary. In the case of a change of control, as defined in the Davidoff Agreement, the Davidoff Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time. As well, all unvested options then held by Dr. Davidoff shall be deemed to have vested upon any such termination.

James Fairbairn, CFO

The Company entered into a consulting agreement on July 3, 2023 with 1282803 Ontario Inc., a company controlled by James Fairbairn, the Company’s Chief Financial Officer that provides for a monthly fee of CAD $17,128.83 (CAD $205,540 per annum) (the “Fairbairn Agreement”). The Fairbairn Agreement provides for a discretionary bonus up to 30% of the annual compensation, contains standard confidentiality clauses and has an indefinite term. The Fairbairn Agreement can be terminated by Mr. Fairbairn or the Company by providing 30 days’ notice. In the case of the Company providing a termination notice, Mr. Fairbairn would receive an amount equal to the monthly fee in effect at the time of the termination. The Fairbairn Agreement does not provide for a change of control payment.

Stacy Evans, CBO

The Company entered into a contract with Stacy Evans, dated September 1, 2022 and effective September 1, 2022 for a one-year term expiring September 1, 2023, by and between the Company and Stacy Evans, for consulting services to the Company. On November 16, 2022, the Company appointed Stacy Evans to act in the capacity as chief business officer, pursuant to which he is entitled to compensation for the provision of such services of base fees of US$20,000 per month for the first 90 days and US$25,000 thereafter, such amount to be reduced should the Company engage an external party. Stacy Evans is also entitled to a transaction bonus of 0.75% or 1.25%, calculated on the value of strategic partnerships, for consummation of a transaction, with 0.75% being paid on a transaction that originated as a Company lead and 1.25% being paid on a transaction that originated as a Consultant lead, such 1.25% amount to be reduced to 0.75% should a broker-dealer be entitled to a success fee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services. Effective May 1, 2024, the Company and Stacy Evans entered into an Amended and Restated Consulting Agreement for a one-year term that provides for monthly compensation of $12,500 with all other terms in the September 1, 2022 contract remaining. During the period September 1, 2023 through April 30, 2024, Stacy Evans was paid $15,000 per month.

Stephen Haworth, CMO

The Company entered into a contract with Haworth Biopharmaceutical Consulting Services Inc., dated July 1, 2021 and effective July 1, 2021, as amended by the Consulting Amending Agreement, dated as of January 27, 2022, by and between the Company and Stephen Haworth, for consulting services to the Company to appoint Stephen Haworth as the appointed consultant to act in the capacity as chief medical officer, pursuant to which Haworth Biopharmaceutical Consulting Services Inc. is entitled to compensation for the provision of such services of base fees of US$20,062.50 per month, with a discretionary bonus of up to 30% of the total value of the contract, subject to the discretion of the Compensation Committee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services.

The Company’s Option Plan agreements, including those agreements with the Named Executive Officers, contain a provision that if a Change of Control occurs, all Option shares subject to outstanding Options will become vested, whereupon such Options may be exercised in whole or in part subject to the approval of the TSXV, if necessary.

Compensation of Directors

During the period ended December 31, 2023, other than Anthony Giovinazzo who is paid US$125,000 for Chairman services, the non-executive directors of the Company received an annual fee of $12,000 and for each meeting exceeding 30 minutes, each committee chair received a fee of $700 and each member of a committee received a fee of $300 for director services.  No bonuses were paid by the Company to its directors for the year ended December 31, 2023.

Each member of our Board is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

Director Compensation Table

The following table provides information regarding compensation paid to the non-executive directors of the Company in respect of the financial year ended December 31, 2023. Compensation disclosure relating to Allen Davidoff, who is both a director and a Named Executive Officer, is disclosed under the heading “Statement of Executive Compensation – Summary Compensation Table”.

Director Name	Fees Earned(1) ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
William Farley	8,970	N/A	1,455	Nil	Nil	Nil	10,425
Anthony Giovinazzo(2)	133,967	N/A	Nil	N/A	N/A	N/A	133,967
Abigail Jenkins(3)	Nil	N/A	N/A	N/A	N/A	N/A	Nil
Ian Klassen(4)	8,942	N/A	3,516	Nil	Nil	Nil	12,458
Jacqueline Le Saux(5)	4,483	N/A	713	Nil	Nil	Nil	5,196
Raymond Pratt	8,970	N/A	794	Nil	Nil	Nil	9,764
Patrick Treanor(6)	Nil	N/A	N/A	N/A	N/A	N/A	Nil
Paul Van Damme	8,970	N/A	1,895	Nil	Nil	Nil	10,865

Notes:

(1)	Directors’ fees are earned in Canadian dollars.
(2)	Anthony Giovinazzo was appointed to the Board on June 6, 2022.
(3)	Abigail Jenkins was appointed to the Board on April 8, 2024.
(4)	Ian Klassen resigned as a director effective December 31, 2023.
(5)	Jacqueline Le Saux resigned as a director effective June 28, 2023.
(6)	Patrick Treanor was appointed to the Board on December 31, 2023.

Share-Based Awards and Option-Based Awards

The following table sets forth information with respect to all outstanding share-based and option-based awards to directors who are not Named Executive Officers as at December 31, 2023.

Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
William Farley	2,366 1,522 3,333	16.91 22.86 14.40	May 12, 2026 Dec 21, 2026 Jun 06, 2027	Nil	N/A	N/A	N/A
Anthony Giovinazzo	16,666	14.40	Jun 06, 2027	Nil	N/A	N/A	N/A
Abigail Jenkins (3)	Nil	N/A		N/A	N/A	N/A	N/A
Ian Klassen (4)	1,419 3,312 823 3,333	25,38 29.58 22.86 14.40	Mar 30, 2024	Nil	N/A	N/A	N/A
Raymond Pratt	3,333 3,333	22.86 14.40	Dec 21, 2026 Jun 06, 2027	Nil	N/A	N/A	N/A
Patrick Treanor (5)	8,000	2.90	Dec 31, 2028	Nil	N/A	N/A	N/A
Paul Van Damme	2,839 2,407 3,333	14.79 22.86 14.40	Jun 23, 2025 Dec 21, 2026 Jun 06, 2027	Nil	N/A	N/A	N/A

Notes:

(1)	Options granted to directors are typically not subject to vesting.
(2)	Calculated based on the closing price of the Company’s Shares of C$2.90 on December 29, 2023, the last trading day of the financial year.
(3)	Abigail Jenkins was appointed to the Board effective April 8, 2024.
(4)	Ian Klassen resigned as a director effective December 31, 2023. The options included in the above table expired March 30, 2024 in accordance with the Plan.
(5)	Patrick Treanor was appointed to the Board effective December 31, 2024.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Option Plan to directors that vested during the financial year ended December 31, 2023 and bonuses awarded to directors, for the financial year ended December 31, 2023.

Name	Option-Based Awards - Value Vested During Year(1)(2) (C$)	Share-Based Awards - Value Vested During Year(3) (C$)	Non-Equity Incentive Plan Compensation - Value Earned During Year (C$)
William Farley	Nil	N/A	N/A
Anthony Giovinazzo	Nil	N/A	N/A
Abigail Jenkins (4)	N/A	N/A	N/A
Ian Klassen (5)	Nil	N/A	N/A
Jacqueline Le Saux (6)	Nil	N/A	N/A
Raymond Pratt	Nil	N/A	N/A
Patrick Treanor (7)	Nil	N/A	N/A
Paul Van Damme	Nil	N/A	N/A

Notes:

(1)	This amount is the dollar value that would have been realized if the options held by such individual had been exercised on the vesting date(s). This amount is computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
(2)	The actual value of the options granted to the director will be determined based on the market price of the Common Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting reflected in the table above.
(3)	This amount is the dollar value realized computed by multiplying the number of Common Shares by the market value of the underlying Common Shares on the vesting date.
(4)	Abigail Jenkins was appointed to the Board on April 8, 2024.
(5)	Ian Klassen resigned as a director effective December 31, 2023.
(6)	Jacqueline Le Saux resigned as a director effective June 28, 2023.
(7)	Patrick Treanor was appointed to the Board on December 31, 2023.